June 9, 2016

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

U.S.A.

Re:	ARM Holdings plc Form 20-F for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016 File No. 0-29644

Dear Ms Blye:

Thank you for your letter dated May 18, 2016 setting forth the certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”) of ARM Holdings plc (“ARM”, also referred to in this letter as “we” or the “Company”).

We have provided our responses to the Staff’s comments in Appendix A to this letter. In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Chris Kennedy

Chris Kennedy

Chief Financial Officer

ARM Holdings plc

ARM Holdings plc • 110 Fulbourn Road • Cambridge • CB1 9NJ • UK
Tel: +44 1223 400400 • Fax: +44 1223 400410 • Web: www.arm.com
Registered in England & Wales 02548782

APPENDIX A

General

1.	A 2015 press release on your website indicates that you have had a long-standing collaboration with Samsung and that you signed an expansive long-term technology agreement with Samsung. The Samsung website indicates that ARM products are incorporated in Samsung processors. The Samsung website also indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria. Additionally, a 2013 news article refers to a Samsung license and a Samsung franchise in Syria.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response

The Company develops, licenses and sells semiconductor IP technology to leading international electronics companies which in turn manufacture, market and sell microprocessors, application-specific integrated circuits, application-specific standard processors and microcontrollers based on the Company’s technology for use in a wide variety of end products.

We advise the Staff that the Company has not had any past, and does not have any current or anticipated contacts with, Sudan or Syria and does not provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control, noting that, for marketing purposes, on its public website the Company makes certain reference information and limited use evaluation software freely and publicly available in an electronic form for anyone to access, in full compliance with all applicable US and UK laws and regulations. The Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. The Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

As one of the Company’s 425 separate licensees,Samsung Electronics Company Limited and its subsidiaries and associated companies (“Samsung”) utilize the Company’s technology in many embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals. The Company does not license any technology or provide any services, products or information, to Samsung’s stores or franchisees in Sudan or Syria.

The Company has no information that its technology has been incorporated into Samsung products sold by Samsung to Syria or Sudan. Samsung does not provide the Company with detailed information on its own end customers, and the Company has no control over the finished products manufactured by Samsung or Samsung’s delivery of products to its customers. However, the Company’s license agreements with Samsung require that as licensee Samsung complies fully with all laws and regulations of the US and other countries to ensure that neither ARM technology nor any direct products thereof are exported in violation of such laws.

ARM Holdings plc • 110 Fulbourn Road • Cambridge • CB1 9NJ • UK
Tel: +44 1223 400400 • Fax: +44 1223 400410 • Web: www.arm.com
Registered in England & Wales 02548782

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

Please see the response to question 1. The Company has not had any revenue, assets or liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.

ARM Holdings plc • 110 Fulbourn Road • Cambridge • CB1 9NJ • UK
Tel: +44 1223 400400 • Fax: +44 1223 400410 • Web: www.arm.com
Registered in England & Wales 02548782